Exhibit 99.(h)(6)(a)

EXPENSE LIMITATION AGREEMENT

THE VICTORY PORTFOLIOS

THIS AGREEMENT, effective as of November 12, 2010, by and between Victory Capital Management Inc. (the “Investment Adviser”) and The Victory Portfolios, a Delaware statutory trust (the “Trust), on behalf of each series portfolio listed on Schedule A hereto, (each a “Fund” and collectively the “Funds”) individually, and not jointly;

WHEREAS, the Trust is an open-end management investment company of a series type registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Investment Adviser have entered into an investment advisory agreement on behalf of the Funds (the “Advisory Agreement”), pursuant to which the Investment Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Investment Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain each Fund’s aggregate expenses below a level which may normally be incurred by the Fund;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.             Expense Limitation.

1.1          Applicable Expense Limitation.  To the extent that the aggregate expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Adviser (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount shall be the liability of the Investment Adviser.

1.2          Operating Expense Limit.  The maximum Operating Expense Limit in any year with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the relevant class of shares of each Fund.

2.             Term and Termination of Agreement.

This agreement shall become effective on the date stated above only if approved by the Board of Trustees of the Trust and by a majority of the Trustees who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement.  This Agreement shall remain in effect with respect to each Fund for the period shown on Schedule A.  The Investment Adviser may extend the duration of any Operating Expense Limit for any Fund by delivering a revised Agreement to the Trust reflecting such extension.  This Agreement shall terminate with respect to any Fund upon termination of the Advisory Agreement on behalf of that Fund.

3.                                      Miscellaneous.

3.1          Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2          Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By—Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.3          Definitions.  Any questions of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act .

3.4          Prior Agreements.  This Agreement supersedes all prior agreements and understandings between the parties relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

THE VICTORY PORTFOLIOS, on behalf of each Fund listed on Attachment A, individually and not jointly

By:	/s/ Michael D. Policarpo
Name:	Michael D. Policarpo
Title:	President

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ David C. Brown
Name:	David C. Brown
Title	Co-Chief Executive Officer

OPERATING EXPENSE LIMITS AS OF NOVEMBER 12, 2010

Balanced - Class A	1.15%	February 28, 2012

Balanced - Class C	1.85%	February 28, 2014

Balanced - Class I	0.65%	February 28, 2012

Balanced - Class R	1.45%	February 28, 2012

Core Bond — Class A	0.65%	February 28, 2012

Core Bond — Class I	0.30%	February 28, 2012